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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tuxis Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

901 14 4 105

(Cusip Number)

January 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 901 14 4 105			Page 1 of 5

1.	Name of Reporting Person: Ault Glazer & Company Investment Management LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4696208

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 51,700

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 51,700

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.26%*

12.	Type of Reporting Person: IA/HC

     * Based on the number of shares of Tuxis Corporation’s common stock outstanding on June 30, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSRS filed with the SEC on November 4, 2004.

13G
CUSIP No. 901 14 4 105			Page 2 of 5

1.	Name of Reporting Person: Milton C. Ault, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 87,700*

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 87,700*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,700*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.91%**

12.	Type of Reporting Person: IN

     * Includes approximately 51,700 shares held in certain private investment funds and individual accounts managed by Ault Glazer & Company Investment Management LLC, as well as 36,000 shares held by Franklin Capital Corporation, over which Mr. Ault may be deemed to hold voting or investment power.

     ** Based on the number of shares of Tuxis Corporation’s common stock outstanding on June 30, 2004, as disclosed in Tuxis Corporation’s semi-annual report to shareholders on Form N-CSRS filed with the SEC on November 4, 2004.

CUSIP No. 901 14 4 105	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Tuxis Corporation

Item 1(b).	Address of Issuer:

11 Hanover Square New York, NY 10005

Item 2(b).	Name of Person(s) Filing:

(1)	Ault Glazer & Company Investment Management LLC

(2)	Milton C. Ault, III

Item 2(b).	Address of Principal Business Office:

100 Wilshire Blvd., 15th Floor Santa Monica, CA 90401

Item 2(c).	Citizenship:

(1)	Ault Glazer & Company Investment Management LLC: Delaware

(2)	Milton C. Ault, III: USA

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

901 14 4 105

CUSIP No. 901 14 4 105	Page 4 of 5 Pages

Item 3.           If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of shares of common stock of Tuxis Corporation by Ault Glazer & Company Investment Management LLC and Milton C. Ault, III, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Ault may be deemed to beneficially own approximately 36,000 shares of common stock of Tuxis Corporation held by Franklin Capital Corporation, for which he serves as Chairman and Chief Executive Officer. In addition, Mr. Ault may be deemed to beneficially own approximately 51,700 shares of common stock of Tuxis Corporation held by certain private investment funds and individual accounts managed by Ault Glazer & Company Investment Management LLC, for which he serves as Chief Investment Officer and managing member. Mr. Ault disclaims beneficial ownership of all shares of common stock imputed to him by virtue of his respective positions with Franklin Capital Corporation and Ault Glazer & Company Investment Management LLC.

CUSIP No. 901 14 4 105	Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2005 AULT GLAZER & COMPANY INVESTMENT MANAGEMENT LLC
By:	/s/ Milton C. Ault, III
Milton C. Ault, III
Individually, and as Chief Investment Officer and Managing Member of Ault Glazer & Company Investment Management LLC